                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                                 STAMPS.COM INC.
                                 ---------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   852857 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2003
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------                                      --------------------
CUSIP No. 852857 10 1                 13D                      Page 2 of 6 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,838,159
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,838,159
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,838,159
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 852857 10 1                 13D                      Page 3 of 6 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,838,159
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,838,159
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,838,159
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 852857 10 1                 13D                      Page 4 of 6 Pages
----------------------                                      --------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate purchase price of the 1,838,159 Shares of Common Stock owned by Steel Partners II is $8,088,808,  including brokerage commissions.  The
Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

     The  second  paragraph  of Item  5(a) is hereby  amended  and  restated  as follows:

            As of the close of  business  on June 17,  2003,  Steel  Partners II beneficially owned 1,838,159 Shares of Common Stock, constituting  approximately
4.1% of the Shares outstanding.  Mr.  Lichtenstein  beneficially owned 1,838,159
Shares,   constituting  approximately  4.1%  of  the  Shares  outstanding.   Mr.
Lichtenstein has sole voting and dispositive power with respect to the 1,838,159
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.  All of such Shares were acquired in  open-market  transactions, except for up to 150,000  Shares  which were  transferred  to Steel  Partners II directly  from the  account of a foreign  investment  fund which was  previously managed on a discretionary basis by Steel Partners Services,  Ltd., an affiliate of Steel Partners II, pursuant to an investment management agreement.

     Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto  lists all  transactions  in the Issuer's
Common  Stock since the filing of  Amendment  No. 2 to the  Schedule  13D by the
Reporting Persons. All of such transactions were effected in the open market.

     Item 5(e) is hereby amended and restated as follows:

            (e) Steel Partners II and Mr. Lichtenstein ceased to be five percent
(5%)  beneficial  owners of the Shares of Common Stock of the Issuer on June 13,
2003.

----------------------                                      --------------------
CUSIP No. 852857 10 1                 13D                      Page 5 of 6 Pages
----------------------                                      --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2003                   STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.,
                                            General Partner

                                       By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein,
                                           Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

----------------------                                      --------------------
CUSIP No. 852857 10 1                 13D                      Page 6 of 6 Pages
----------------------                                      --------------------

                                   SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D
----------------------------------------------------------------------------------

Shares of Common Stock               Price Per                     Date of
   Purchased/(Sold)                    Share                    Purchase/(Sale)
   ----------------                    -----                    ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

       (46,000)                       $5.0717                      (5/30/03)
        (5,900)                       $5.0331                      (6/02/03)
        (2,000)                       $5.0000                      (6/03/03)
        (5,100)                       $5.0000                      (6/04/03)
       (53,000)                       $5.0660                      (6/04/03)
        (3,000)                       $5.0400                      (6/04/03)
        (2,000)                       $5.0600                      (6/05/03)
        (2,300)                       $5.0500                      (6/06/03)
       (39,824)                       $5.0692                      (6/06/03)
        (5,000)                       $5.0000                      (6/10/03)
       (18,300)                       $5.0118                      (6/10/03)
      (202,600)                       $4.9973                      (6/11/03)
      (595,300)                       $5.0123                      (6/12/03)
        (9,000)                       $5.0900                      (6/12/03)
        (9,000)                       $5.2500                      (6/13/03)
      (348,400)                       $5.2468                      (6/13/03)
      (229,000)                       $5.2551                      (6/16/03)
       (54,800)                       $5.2811                      (6/17/03)

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None